Man Investments

07028000

SEC MAIL PROCESSING RECEIVED NOV 07 2007 WASH. D.C. 185 SECTION

November 6, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick

Keith Kendrick
U.S. Compliance

cc: Barry Wakefield (w/ Encl.)

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

SUPPL

11/16

Man Investments USA Holdings Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel + (312) 881 6800
Fax + (312) 881 6652

www.maninvestments.com

A member of the Man Group

Man Group plc
6 November 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 November 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$33.83.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.24%
Last 12 months	+20.9%
Annualised return since inception	+13.7%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc
2 November 2007

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 October 2007, the Net Asset Value of Athena Guaranteed Futures Ltd was US$105.55.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+5.76%
Last 12 months	+20.6%
Annualised return since inception	+15.0%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Klein, Hilary (MI Chicago)

From: Nichols, Lena (Corp London)

Sent: Tuesday, October 30, 2007 12:39 PM

To: Aisbitt, Jon (Corp London); Browne, David (Corp London); Clarke, Peter (Corp London); Fink, Stanley (MI London); Fry, Debbie (Corp London); Hayes, Kevin (LDN Corp); Jarvis, Ian (Corp London); Klein, Hilary (MI Chicago); McGrath, Harvey (Corp London); Moller, Sibylle (Corp London); Roberts, Andrew (Corp London); Stansil, Penny (Corp London); Wakefield, Barry (Corp London); Whittaker, Victoria (Corp London); Zoric, Steve (MI Chicago)

Subject: Weekly NAV

17:36 30Oct07 RNS-REG-Man Group plc <EMG.L> Net Asset Value(s)

RNS Number:6590G
Man Group plc
30 October 2007

Man Group plc
30 October 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 29 October 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$33.91.

Track Record: From inception on 12 May 1998

Key Statistics

Last week	+6.20%
Last 12 months	+20.9%
Annualised return since inception	+13.7%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a

monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

END
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Tuesday, 30 October 2007 17:36:35
RNS [nRNSd6590G] {EN}
ENDS

Lena Nichols
Investor Relations
Tel +44 (0)20 7144 1640
Mob +44 (0)7768 566678
Fax +44 (0)20 7220 9984

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Registered in England No. 2921462
www.mangroupplc.com

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 31 October 2007 comprises 1,959,729,729 Ordinary Shares of 3 US cents each fully paid.

The above figure of 1,959,729,729 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Man Group plc

2. Name of scheme

Man Group Sharesave Scheme

3. Period of return:

From 30 April 2007 To 29 October 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,000,000 Ordinary Shares of 3 US cents each

5. Number of shares issued / allotted under scheme during period:

40,042

6. Balance under scheme not yet issued / allotted at end of period

Nil

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 3 US cents each on 30 October 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,959,729,729

Contact for queries

Name B J Wakefield FCIS

Address Sugar Quay, Lower Thames Street, London EC3R 6DU

Telephone 0207 144 1735

Person making the return

Name B J Wakefield FCIS

Position Deputy Group Company Secretary

Signature

END